Exhibit 12

UNISYS CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND

PREFERRED STOCK DIVIDENDS (UNAUDITED)

($ in millions)

	Years Ended December 31
	2014	2013	2012	2011	2010
Fixed charges
Interest expense	$9.2	$9.9	$27.5	$63.1	$101.8
Interest capitalized during the period	4.0	3.2	5.3	4.9	9.1
Amortization of debt issuance expenses	1.6	1.6	1.7	1.9	2.6
Portion of rental expense representative of interest	27.9	28.4	28.2	32.6	33.5

Total Fixed Charges	42.7	43.1	62.7	102.5	147.0

Preferred stock dividend requirements (a)	2.7	16.2	16.2	13.5	—

Total fixed charges and preferred stock dividends	45.4	59.3	78.9	116.0	147.0

Earnings
Income (loss) from continuing operations before income taxes	145.5	219.4	254.1	206.0	222.9
Add amortization of capitalized interest	4.5	5.0	7.5	7.4	9.1

Subtotal	150.0	224.4	261.6	213.4	232.0

Fixed charges per above	42.7	43.1	62.7	102.5	147.0
Less interest capitalized during the period	(4.0)	(3.2)	(5.3)	(4.9)	(9.1)

Total earnings	$188.7	$264.3	$319.0	$311.0	$369.9

Ratio of earnings to fixed charges	4.42	6.13	5.09	3.03	2.52

Ratio of earnings to fixed charges and preferred stock dividends (b)	4.16	4.46	4.04	2.68	2.52

(a)	Amounts have not been grossed up for income taxes since the preferred stock was issued by the U.S. parent corporation which has a full valuation allowance against its net deferred tax assets.
(b)	The ratio of earnings to fixed charges and preferred stock dividends is calculated by dividing total earnings by total fixed charges and preferred stock dividends.